

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2026

Raphael Duvivier
Chief Financial Officer
Krispy Kreme, Inc.
2116 Hawkins Street, Suite 101
Charlotte, North Carolina 28203

> **Re: Krispy Kreme, Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2024**
> **Form 10-K for Fiscal Year Ended December 28, 2025**
> **File No. 001-40573**

Dear Raphael Duvivier:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services